PUBLIC

OMB APPROVAL
OMB Number. 3235-0123
Expires: October 31, 2023
Estimated average burden
hours per response . … . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69639

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2020** (MM/DD/YY) AND ENDING **DECEMBER 31, 2020** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **CAPITAL SUISSE LLC**

OFFICAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 SECOND AVENUE, SUITE 3200
(No. and Street)

SEATTLE	**WA**	**98104**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEFFEN BUSCHBACHER **206-617-4525**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RW GROUP, LLC
(Name - *if individual, state last, first, middle name*)

400 OLD FORGE LANE, ST 401, KENNETT SQUARE	**PA**	**19348**
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, _____ **STEFFEN BUSCHBACHER** _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or _____ **CAPITAL SUISSE LLC** _____ , as of _____ **DECEMBER** _____ **31,** _____ **2020** _____ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



Public Notary

_____
Signature

MANAGING DIRECTOR
Title

STATE OF WASHINGTON
COUNTY OF KING
SIGNED OR ATTESTED BEFORE ME
ON 3/30/21 BY Steffen Buschbacher

NOTARY PUBLIC Kristi Besaw

NAME PRINTED Kristi Besaw

MY APPOINTMENT EXPIRES 01-09-22

This report** contains (check all applicable boxes);
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CAPITAL SUISSE LLC

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2020

This report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
as a **PUBLIC DOCUMENT**

CAPITAL SUISSE LLC

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Capital Suisse, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Capital Suisse, LLC as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Capital Suisse, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Capital Suisse, LLC's management. Our responsibility is to express an opinion on Capital Suisse, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Capital Suisse, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

RW Group, LLC

We have served as Capital Suisse, LLC's auditor since 2020.

Kennett Square, Pennsylvania

March 30, 2021

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

CAPITAL SUISSE LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS		
Cash	$	41,698
Accounts Receivable		-
Prepayments, Fixed Assets, and Other Assets		4,557
Total Assets	**$**	**46,255**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities		
Accrued Liabilities	$	5,085
Accounts Payable		2,047
Total Current Liabilities		7,132
Long-Term Liabilities		
Subordinated Loan		25,001
Total Long-Term Liabilities		25,001
Total Liabilities		32,133
Members' Equity		
Members' Equity		14,122
Total Liabilities and Members' Equity	**$**	**46,255**

The accompanying notes are an integral part of this statement of financial condition.

CAPITAL SUISSE LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION

1. Organization and Nature of Business

Capital Suisse LLC (the "Company"), a Washington limited liability company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's offices are located in Seattle, Washington and the Company provides corporate advisory services and the private placement of securities. The Company does not claim an exemption from Securities Exchange Act of 1934 Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. During the year ended December 31, 2020, the Company did not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts.

The Company is a limited liability company ("LLC"), and as an LLC, the liability of the owner is generally limited to amounts invested.

2. Accounting Updates Adopted

No significant accounting updates were adopted for the year ended December 31, 2020.

3. Significant Accounting Policies

Basis of Presentation

The accompanying statement of financial condition is presented in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents.

Accounts Receivable

Accounts receivable consists of fees earned from consulting and advisory services. Management performs periodic credit evaluations of its customers' financial condition and generally does not

require collateral. Estimated credit losses are recorded as an allowance against accounts receivable and are based on management's estimates as a result of its evaluation of the collectability of accounts receivable based on customer financial condition, economic conditions and other factors. Accounts are written off when deemed uncollectible by management. The Company had no accounts receivable at December 31, 2020.

Accounts Receivable, December 31, 2019	$14,800
Change in Balance	(14,800)
Accounts Receivable, December 31, 2020	-

Revenue Recognition

The Company's revenues consist primarily of revenues for pre-offering advisory services, and non-refundable retainers with issuers for whom the Company has agreed to act as agent for the private placement of securities on a best-efforts basis. The Company recognizes revenues when the promised goods or services are delivered to our customers, in an amount that is based on the consideration the Company expects to receive in exchange for those goods or services when significant reversal of such amounts is not probable. Pre-offering advisory fees and non-refundable retainer revenues are recognized as advice is provided to the client, based on the terms of the agreement, the estimated progress of work, if applicable, and the availability of Company personnel to support client needs. These agreements are generally for specific periods of time, and may be extended by mutual agreement. Advisory costs are recognized as incurred in the relevant expense line items, including when reimbursed. The Company has elected the practical expedient allowing the recognition of the incremental costs of obtaining a contract as an expense when incurred. The Company does not have any accrued contract costs as of December 31, 2020.

Eighty percent of the Company's revenues were generated from two client relationships that ended in the first half of 2020. One of those agreements was with an affiliate of the Company and represented 53% of total revenues in 2020.

Income Taxes

The Company is a Washington limited liability company and is treated as a partnership for federal income tax purposes. Accordingly, no provision has been made for federal income taxes in the accompanying financial statements. The Company is subject to income taxes in certain local jurisdictions in which it operates, primarily related to gross revenue taxes in the state of Washington and city of Seattle.

Subsequent events

The Company has evaluated subsequent events through the date these financial statements were available to be issued, which was March 30, 2021. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

5. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2020, the Company had net capital and net capital requirements of $34,566 and $5,000 respectively. The net capital was in excess of the required net capital level by $29,566. The Company's net capital ratio (aggregate indebtedness to net capital) was .21 to 1. In accordance with Rule 15c3-1, the Company's net capital ratio cannot exceed 15 to 1.

6. Commitments and Contingencies

The Company has no lease or sub-lease obligations at December 31, 2020. Under ASU 2016-02, a lessee will recognize in the statement of financial condition a liability to make lease payments and a right-to-use asset representing its right to use the underlying asset for remaining lease terms exceeding one year. Accordingly, the Company has not recognized either a lease liability or a right-to-use asset.

As of December 31, 2020, management of the Company believes that there are no commitments, contingencies, or guarantees that may result in a loss or future obligation.

7. Risks and Uncertainties

During the 2020 calendar year, the World Health Organization declared the outbreak of COVID-19 to constitute a "Public Health Emergency of International Concern." This pandemic has disrupted economic markets and the economic impact, duration, and spread of COVID-19 remains uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on financial markets and business activities. The impact on financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be materially affected. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.